Exhibit 99.1

壹賬通金融科技有限公司 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. (Incorporated in the Cayman Islands with limited liability) Stock Code : 6638 NYSE: OCFT 2025 Interim Report

Corporate Information 2 Financial Performance Highlights 4 Business Review and Outlook 6 Management Discussion and Analysis 12 Corporate Governance and Other Information 18 Report on Review of Interim Financial Information 27 Interim condensed consolidated statement of comprehensive income 28 Interim condensed consolidated balance sheet 30 Interim condensed consolidated statement of changes in equity 32 Interim condensed consolidated statement of cash flows 34 Notes to the condensed consolidated interim financial information 35 Contents

02 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 03 Corporate Information BOARD OF DIRECTORS Executive Directors Mr. Dangyang Chen (陳當陽) (Chairman and Chief Executive Officer) (appointed on February 5, 2025) Mr. Chongfeng Shen (沈崇鋒) (resigned on February 5, 2025)) Non-executive Directors Mr. Michael Guo (郭曉濤) Ms. Xin Fu (付欣) Mr. Wenwei Dou (竇文偉) Ms. Wenjun Wang (王文君) Independent Non-executive Directors Dr. Yaolin Zhang (張耀麟) Mr. Tianruo Pu (濮天若) Mr. Wing Kin Anthony Chow (周永健) Mr. Koon Wing Ernest Ip (葉冠榮) AUDIT COMMITTEE Mr. Tianruo Pu (濮天若) (Chairperson) Mr. Wing Kin Anthony Chow (周永健) Mr. Koon Wing Ernest Ip (葉冠榮) COMPENSATION AND NOMINATION COMMITTEE Mr. Yaolin Zhang (張耀麟) (Chairperson) Mr. Michael Guo (郭曉濤) Mr. Wing Kin Anthony Chow (周永健) COMPANY SECRETARY Mr. Rubo Lin (林如波) (appointed on April 11, 2025) Mr. Chow Shing Lung (鄒醒龍) (appointed on August 21, 2025) Ms. Chan Yuen Mui (陳婉梅) (appointed on April 11, 2025 and resigned on August 21, 2025) Mr. Tsz Fung Chan (陳梓豐) (resigned on April 11, 2025) AUTHORISED REPRESENTATIVES Mr. Dangyang Chen (陳當陽) (appointed on February 5, 2025) Mr. Chow Shing Lung (鄒醒龍) (appointed on August 21, 2025) Ms. Chan Yuen Mui (陳婉梅) (appointed on April 11, 2025 and resigned on August 21, 2025) Mr. Chongfeng Shen (沈崇鋒) (resigned on February 5, 2025) Mr. Tsz Fung Chan (陳梓豐) (resigned on April 11, 2025) LISTING INFORMATION AND STOCK CODE The Stock Exchange of Hong Kong Limited Stock Code: 6638 New York Stock Exchange Stock Ticker: OCFT REGISTERED OFFICE IN THE CAYMAN ISLANDS Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands HEAD OFFICE 21/24F, Ping An Finance Center No. 5033 Yitian Road Futian District, Shenzhen Guangdong, PRC PRINCIPAL PLACE OF BUSINESS IN HONG KONG Room 2701, Central Plaza 18 Harbour Road Wanchai, Hong Kong COMPANY’S WEBSITE www.ocft.com

02 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 03 Corporate Information AUDITORS PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F Prince’s Building Central Hong Kong HONG KONG LEGAL ADVISOR Cleary Gottlieb Steen & Hamilton (Hong Kong) 37/F, Hysan Place 500 Hennessy Road Causeway Bay Hong Kong PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE IN CAYMAN ISLANDS Maples Fund Services (Cayman) Limited PO Box 1093, Boundary Hall Cricket Square, Grand Cayman, KY1-1102 Cayman Islands HONG KONG BRANCH SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Center 183 Queen’s Road East Wan Chai, Hong Kong PRINCIPAL BANK Ping An Bank Co., Ltd. Shenzhen Branch Ping An Bank Building No. 1099 Shennan Middle Road Futian District, Shenzhen PRC

04 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 05 Financial Performance Highlights • Revenue from continuing operations1 decreased by 43.4% to RMB801.2 million for the six months ended June 30, 2025 as compared to RMB1,415.8 million for the corresponding period in 2024. • Gross margin of continuing operations was 26.1% for the six months ended June 30, 2025, compared to 37.1% for the corresponding period in 2024. • Loss from continuing operations attributable to shareholders was RMB78.5 million for the six months ended June 30, 2025, as compared to RMB70.5 million for the corresponding period in 2024. Net margin of continuing operations to shareholders was -9.8%, compared to -5.0% for the corresponding period in 2024. • Loss from continuing operations per ADS, basic and diluted, was RMB-2.16 for the six months ended June 30, 2025 as compared to RMB-1.94 for the corresponding period in 2024.

Financial Performance Highlights

– In RMB'000, except percentages and per ADS amounts	Six Months Ended June 30, 2025 (Unaudited)	2024 (Unaudited)	YoY
Continuing operations			
Revenue			
Revenue from Ping An Group and Lufax[2]	**384,046**	935,599	-59.0%
Revenue from third-party customers	**417,111**	480,170	-13.1%
Total	**801,157**	1,415,769	-43.4%
Gross profit	**209,161**	525,782	
Gross margin[4]	**26.1%**	37.1%	
Operating loss	**(105,691)**	(105,502)	
Operating margin[4]	**-13.2%**	-7.5%	
Loss from continuing operations attributable to shareholders	**(78,495)**	(70,485)	
Net margin of continuing operations to shareholders[4]	**-9.8%**	-5.0%	
Loss from continuing operations per ADS[3], basic and diluted	**(2.16)**	(1.94)	
(Loss)/Profit from continuing and discontinued operations attributable to shareholders	**(78,495)**	139,014	
Net margin of continuing and discontinued operations to shareholders[4]	**-9.8%**	9.8%	
(Loss)/Earnings from continuing and discontinued operations per ADS, basic and diluted	**(2.16)**	3.83	

Notes:

1 On April 2, 2024, the Company completed the disposal of its virtual bank business (the "**discontinued operations**") to Lufax Holdings Ltd for a consideration of HK$933 million in cash. For details, please refer to the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, and the announcements published by the Company on January 16, April 2 and April 17, 2024. As a result of the disposal, the historical financial results of the virtual banking business segment have been reflected as the "discontinued operations" in the Company's condensed consolidated financial statements and the historical financial results of the remaining business of the Company (the "**continuing operations**") have been reflected as the "continuing operations" in the Company's condensed consolidated financial statements for the half year ended June 30, 2025 and for the comparative period in 2024.

2 On July 30, 2024, Lufax became a subsidiary of Ping An Insurance (Group) Company of China, Ltd. ("**Ping An**" and together with its subsidiaries, the "**Ping An Group**"). For reference, please refer to the announcement published by Ping An Group on October 21, 2024. Therefore, the Company's revenue from Ping An Group shown in this table included revenue from Lufax since July 30, 2024. Revenue from Lufax for the half year ended June 30, 2024 was approximately RMB113 million.

3 Each American Depositary Share ("**ADS**") represents thirty ordinary shares.

4 Gross margin from is calculated as gross profit divided by total revenue from continuing operations for the period. Operating margin is calculated as operating loss divided by total revenue from continuing operations for the period. Net margin to shareholders is calculated as the (loss)/profit attributable to shareholders divided by total revenue from continuing operations for the period.

INTERIM REPORT 2025 | 05

06 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 07 Business Review and Outlook Business Review We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide “full-stack” integrated technology solutions to financial institution customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “business + technology” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 99% of city commercial banks, 66% of property and casualty insurance companies and 48% of life insurance companies in China have used at least one of our products since our inception. We were spun off from the Ping An Group in 2019, with a vision to provide our technology solution and digital infrastructure to broader financial institutional clients and gradually reducing revenue concentration from Ping An Group. While we remain committed to this long-term goal, significant macro and sector headwinds in recent years have negatively impacted our performance and hindered the viability of achieving this objective. There is downward pressure on the profitability of some of our largest customers and third-party banks, which caused a cool-down in credit activity and reduced IT budgets, stifling the growth of our third-party business and revenue. Digital Banking Our digital banking services offer a wide array of solutions tailored to the digital transformation needs of financial institutions in the banking industry. These solutions comprise of digital retail banking, digital credit management and digital operations solutions, leveraging our competitiveness in “business + technology”. These solutions assist banks in driving growth, mitigating operational risks, improving management efficiency, and realizing high-quality development. By implementing these comprehensive solutions, banks can augment their overall digital capabilities and deliver superior outcomes for their customers. Digital retail banking solutions align with the latest trends in the retail banking sector, providing a comprehensive “consulting + system + operations” integrated solution for banking clients. Through digital transformation consulting, we assist banking customers in formulating a clear development path for their retail digital transformation. This includes creating an overall digital transformation blueprint, building a “customer-centric” digital customer operations system, and designing digital marketing strategies and operational decision-making frameworks. We empower banks to comprehensively enhance their operational capabilities for customers, products, and channels. This enables them to gain deep insights into all customer segments, manage products intelligently, operate collaboratively across all channels, and make smart decisions throughout the entire value chain. Our customer operations solutions help banks design operational scenarios and strategies for key customer segments, such as long-tail customers, and execute marketing strategies by leveraging AI and other intelligent tools. This approach uncovers and activates the latent value of customers, ultimately improving overall operational efficiency and effectiveness.

06 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 07 Business Review and Outlook Our digital credit management solution is a comprehensive and fully integrated package that provides banks with an end-to-end credit management system, an intelligent risk control system covering all credit scenarios, and intelligent operational service solutions. Tailored for corporate credit and small and medium-sized enterprise (“SME”) credit scenarios, it offers bank customers all-client, all-product, and end-to-end management systems, designed to improve credit management efficiency and reduce operational costs. By leveraging technologies such as AI, big data analytics, and intelligent algorithms, we assist banks in developing scenario-based models across all stages of their credit operations. This enables proactive risk management, intelligent decision-making, and precise control, strengthening the proactive risk controls of banks. Additionally, we help banks serve SMEs by building intelligent inclusive credit systems and end-to-end services including customer acquisition, product innovation, experience enhancement, and intelligent risk controls. This empowers bank customers to effectively enhance their capabilities in expanding their SME business. Our suite of digital operations solutions is designed for bank management departments, offering a comprehensive suite of decision-making solutions. These solutions include balance sheet analysis, liquidity risk management, interest rate risk management in the banking book, exchange rate risk management, pricing management, capital management, budget management, cost allocation, and profitability analysis. These solutions assist banks in formulating strategic development plans, gain insights into their operations, accurately track costs, efficiently allocating resources, strengthen performance evaluations, and meet regulatory compliance requirements. Leveraging Ping An Group’s AI technology, we have built a “Super Brain” to support precise and intelligent management. Additionally, leveraging data-driven insights, we help financial institutions build tailor-made comprehensive solutions for standardized online mortgage loan services, empowering them to enhance their capabilities in inclusive finance and scale their initiatives. In the first half of 2025, we made significant progress in upgrading and iterating products by leveraging our technological capabilities to facilitate smart, streamlined operations for customers. Our digital retail banking, digital credit management and digital operations solutions products have received further enhancements to application scenarios, algorithm models, system compatibility, and architectural optimization. We focus on improving the customer experience, application effectiveness, and overall capabilities. • We have continuously enhanced product intelligence and convenience through AI applications, supporting the streamlining and proactive compliance of businesses. For example, our AI solution for mortgage loans, can perform intelligent due diligence, intelligent risk management, and operational tasks, enhancing customer managers’ productivity by roughly six-fold and reducing loan approval time to approximately one day. We empower the management of teams, business opportunities and wealth. These products have increased customer AUM by over 20%, improved business opportunity reach rate by 2-3 times, and increased the number of private banking customers by 38%. We also help improve the quality and efficiency of sales and marketing by deploying a series of AI-empowered tools like AI outbound assistant, AI sales assistant, AI process quality control, and AI asset allocation. In addition to a comprehensive package of domestically-developed IT solutions spanning from consultation to implementation, we help our customers comply with regulatory compliance standards through our One-Table Solution which improves the timeliness, completeness, and accuracy of required data submissions. We continuously advanced the transformation and upgrading of data products, establishing a differentiated competitive advantage by building a data operation service system centered on “customers + tags + operations.”

08 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 09 Business Review and Outlook • We consistently upgrade our products by adopting a customer-centric approach to driving smart retail banking operations. Using our smart solutions, financial institutions can enhance their customer management processes by categorizing, effectively targeting, and visualizing operations among many others. We also help them improve product quality when analyzing wealth, asset allocation strategies, and account planning, while facilitating customer acquisition across various channels through synergized strategies, effective customer segment operations, and AI-assisted databases. In the first half of 2025, the digital retail banking solutions expanded into two new joint-stock banks. • We have expanded our smart credit solution to overseas markets. This end-to-end solution integrates operations, business, data, and systems, offering a flexible and configurable system with scalable product solutions. With a proven track record in domestic markets, this solution effectively enhances loan processing efficiency by over 60%, augments AI-driven risk control capabilities by 50%, and boosts modular configuration and iteration efficiency by 30%. Digital Insurance In digital insurance, our solution digitalizes the entire insurance process, helping insurance companies manage marketing and claims processing. We also provide service management platforms to customers under our intelligent property and casualty (“P&C”) insurance and intelligent life insurance solutions. Our end-to-end intelligent P&C insurance solution helps auto and non-auto insurers reduce costs, combat fraudulent claims, and improve service quality. Integrating AI and advanced analytics, it digitalizes and automates the entire underwriting process, covering core risk predication, cost management and risk control functions. It also streamlines claim-processing procedures, from submission and instant inspection to settlement, appraisal, and roadside assistance. Our intelligent life insurance solution is designed to empower insurance agents, brokers, call centers, and other channels. It can help enhance campaign management, leads management, customer 360 and financial analysis, policy issuance, and customer service. In the first half of 2025, we upgraded our “Omni-channel Agent Solution” platform and launched a smart unified customer service workbench, providing a streamlined interface for customer service agent to handle different services in one place. As a next step, AI tools will be integrated to achieve service automation.

08 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 09 Business Review and Outlook Gamma Platform Our Gamma Platform serves as a foundation for digital transformation through “AI + Data” integration, empowering financial institutions and overseas regulatory agency customers to optimize operational efficiency. Combining leading AI with data from fingerprint recognition, blacklist background screening, and geolocation, the AI Vision can enhance deepfake detection, risk mitigation, and fraud prevention capabilities for customers with intelligent anti-fraud, intelligent interview, intelligent verification and many other features. The international version of AI Vision addresses specific needs from customers in the Guangdong-Hong Kong-Macao Greater Bay Area (“Greater Bay Area”) and Southeast Asian markets. Meanwhile, our AI Vision is also compatible with domestically-developed technology platforms like HarmonyOS, fully compliant with the requirements of IT domestically developed standards. Our Data Intelligence services were built on a “Lakehouse” architecture with closed loop management across the entire lifecycle from data collection and storage to management and utilization. This provides financial institutions and financial holding groups with flexible, efficient, and user-friendly data management solutions that unlock the value of data assets by enhancing data analysis and applications. Using ChatBI tools, customers can gain deep insights and analyze management practices through a Q&A dialogue format. Meanwhile, the Smart Business Analysis Platform empowers clients by incorporating Ping An’s 30+ years management methodologies, enabling end-to-end management from strategic planning to execution, and achieving “foresee faster, decide faster, and act faster.” Due to certain subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. ceasing to utilize our cloud services with effect from July 2024, on July 11, 2024, the Board came to the decision that in the best interest of our Company and our shareholders as a whole, we would gradually discontinue the operation of our cloud services from July 2024 onwards, and discuss with our customers regarding transitional arrangements (if any). As a result of the discontinuation, there has been a substantial decrease in revenue attributable to our cloud services platform segment in the first half of 2025. For further details, please refer to the announcements published by our Company on May 7 and July 11, 2024.

10 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 11 Business Review and Outlook Expansion into Overseas Markets We are actively expanding our technology and ecosystem collaboration networks across emerging markets in Southeast Asia, the Middle East, and Africa. Leveraging an integrated technology platform as the foundation, we aim to drive high-quality, inclusive, and sustainable digital transformation in these regions. Currently, we offer six digital solutions for overseas markets, covering core system modernization, cross-border trade finance, intelligent risk control, auto ecosystem platforms. Built on a modular architecture, these solutions support cross-ecosystem scenario collaboration to help deepen the integration between financial services and the real economy. We are committed to building a replicable, deployable, and sustainable overseas auto ecosystem platform. Centered on the “Transaction-Finance-Service” framework, it covers key scenarios including new and second-hand vehicle transactions, auto loans, auto insurance, maintenance, car washing, and owner lifestyle services. This platform helps partner institutions streamline information and capital flows across multiple stakeholders, enabling full lifecycle customer value management. In June 2025, we reached an agreement with a prominent Vietnamese automotive service enterprise to establish a long-term strategic partnership focused on the “Auto Ecosystem.” We will jointly develop an exemplary digital auto ecosystem solution for Southeast Asia, accelerating the integration of the automotive industry and financial services. Our subsidiary Ping An OneConnect Credit Reference Services Agency (HK) Limited has been officially named as a selected credit reference agency (“CRA”) under the Multiple Credit Reference Agencies Model since 2022. CRA will continue to focus on product development, system construction, and continuously exploring business opportunities in the Greater Bay Area. As of June 30, 2025, we have expanded our overseas presence to 20 countries and territories, and covered up to 214 customers. 2024 ESG Report On April 24, 2025, we published the 2024 Environmental, Social, and Governance Report, detailing our efforts and progress in ESG management and underscoring our commitment to environmental preservation, social responsibility, and governance excellence.

10 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 11 Business Review and Outlook Recent Developments after the Reporting Period References are made to the announcement dated May 15, 2025 jointly issued by Bo Yu Limited (the “Offeror”) and the Company in relation to, among other things, the proposal for the privatization of the Company by way of a scheme of arrangement (the “Rule 3.5 Announcement”). Unless otherwise defined, capitalized terms used in this report have the same meanings as those defined in the Rule 3.5 Announcement. For further details, please refer to the Rule 3.5 Announcement. On July 9, 2025, the approval from the State Administration for Market Regulation in relation to the declaration of undertakings-concentration in respect of the Scheme was obtained. For details, please refer to the announcement dated July 9, 2025 jointly issued by the Offeror and the Company. The Proposal and the Scheme is a “going private transaction” for purposes of Rule 13e-3 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), which governs going private transactions by certain issuers and affiliates. In order to comply with the requirements of the Exchange Act, the Company, the Offeror and Ping An Group have filed with the SEC on July 18, 2025 (New York time) a Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”). For further details, please refer to (i) the announcement dated July 20, 2025 jointly issued by the Offeror and the Company, and (ii) the announcement dated July 20, 2025 issued by the Company pursuant to Rule 10 of the Takeovers Code. On August 15, 2025, the Company, the Offeror and Ping An Group filed with the SEC an amendment to the Schedule 13E-3. For further details, please refer to the announcement dated August 15, 2025 jointly issued by the Offeror and the Company. Save as disclosed above, there are no other important events that have occurred since June 30, 2025 up to the date of this report. Business Outlook Looking ahead to the second half of 2025, the Company remains committed to integrating extensive financial services industry expertise with market-leading technology, while continuing to advance its second-stage strategy of deepening customer engagement and focusing on premium-plus customers and product optimization and integration. Moving forward, the Company will prioritize the financial technology and artificial intelligence industries with a focus on financial institution customers while broadening its ecosystem and international presence. With sustained investments in research and development, coupled with accumulated business know-how and customer insights, the Company aims to expand customer base and boost third-party revenue growth over the long term.

12 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 13 Management Discussion and Analysis Revenue from Continuing Operations Six Months Ended June 30, In RMB’000, except percentages 2025 2024 YoY (Unaudited) (Unaudited) Implementation 291,417 326,086 -10.6% Transaction-based and support revenue Business origination services 9,942 22,775 -56.3% Risk management services 105,785 126,514 -16.4% Operation support services 309,517 265,391 16.6% Cloud services platform 2,349 607,416 -99.6% Post-implementation support services 38,842 29,348 32.3% Others 43,305 38,239 13.2% Sub-total for transaction-based and support revenue 509,740 1,089,683 -53.2% Total revenue from continuing operations 801,157 1,415,769 -43.4% Note: 1 Intersegment eliminations and adjustments are included under technology solution segment. Our revenue from continuing operations decreased by 43.4% to RMB801.2 million for the six months ended June 30, 2025 from RMB1,415.8 million for the corresponding period of 2024, primarily due to a decrease in revenue from cloud services platform. Revenue from implementation decreased by 10.6% to RMB291.4 million for the six months ended June 30, 2025 from RMB326.1 million for the corresponding period of 2024, mainly due to a decrease in demand for implementation of financial services systems in China. Revenue from business origination services decreased by 56.3% to RMB9.9 million for the six months ended June 30, 2025 from RMB22.8 million for the corresponding period of 2024, primarily due to a decrease in transaction volumes from loan origination systems under digital credit management solutions. Revenue from risk management services decreased by 16.4% to RMB105.8 million for the six months ended June 30, 2025 from RMB126.5 million for the corresponding period of 2024, mainly due to a decrease in transaction volumes from banking related risk analytic solutions. Revenue from operation support services increased by 16.6% to RMB309.5 million for the six months ended June 30, 2025 from RMB265.4 million for the corresponding period of 2024, primarily due to increased transaction volumes from insurance solutions. Revenue from cloud services platform decreased by 99.6% to RMB2.3 million for the six months ended June 30, 2025 from RMB607.4 million for the corresponding period of 2024, primarily due to the strategic phasing out of the cloud services since July 2024, details of which were previously disclosed in our announcement dated July 11, 2024 regarding an update on our business operations. Revenue from post-implementation support services was RMB38.8 million for the six months ended June 30, 2025, an increase of 32.3% from RMB29.3 million during the same period last year, primarily due to increased demand for our post-implementation support services from our overseas customers.

12 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 13 Management Discussion and Analysis Cost of Revenue from Continuing Operations Our cost of revenue from continuing operations decreased by 33.5% to RMB592.0 million for the six months ended June 30, 2025 from RMB890.0 million for the corresponding period of 2024, primarily due to revenue decrease. Gross Profit and Gross Margin for Continuing Operations As a result of the foregoing, our gross profit from continuing operations decreased by 60.2% to RMB209.2 million for the six months ended June 30, 2025 from RMB525.8 million for the corresponding period of 2024. Our gross margin of continuing operations decreased to 26.1% for the six months ended June 30, 2025 from 37.1% for the corresponding period of 2024. The decrease in gross margin of continuing operations was mainly due to reduction in economies of scale caused by the decrease in revenue. Operating Expenses from Continuing Operations Research and Development Expenses Our research and development costs from continuing operations decreased by 70.7% to RMB117.0 million for the six months ended June 30, 2025 from RMB399.6 million for the corresponding period of 2024. The decline was mainly due to the Company’s proactive adjustment of its business structure and its return on investment driven approach to manage research and development projects. Selling and Marketing Expenses Our Selling and marketing expenses from continuing operations remained relatively stable at RMB92.2 million for the six months ended June 30, 2025, compared to RMB92.6 million for the corresponding period of 2024. General and Administrative Expenses Our general and administrative expenses from continuing operations decreased by 26.8% to RMB106.9 million for the six months ended June 30, 2025 from RMB146.0 million for the corresponding period of 2024. The decline was mainly due to a decrease in personnel costs. Net impairment losses on financial and contract assets from Continuing Operations Our net impairment losses on financial and contract assets decreased by 40.4% to RMB13.9 million for the six months ended June 30, 2025 from RMB23.2 million for the corresponding period of 2024, primarily due to the reduction in the increase in accounts receivable balance at the end of June 2025 from the end of December 2024, compared to the corresponding period of 2024.

14 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 15 Management Discussion and Analysis Other Income, Gains or Loss – Net from Continuing Operations We incurred other income, gains or loss-net from continuing operations of RMB15.1 million for the six months ended June 30, 2025, a decrease of 50.1% from RMB30.2 million for the corresponding period of 2024. The decrease was primarily due to less net gain on derivatives. Finance Income from Continuing Operations Our finance income from continuing operations decreased by 14.4% from RMB29.7 million for the six months ended June 30, 2024 to RMB25.4 million for the corresponding period in 2025, primarily due to the decrease in average deposit balance. Finance Costs from Continuing Operations Our finance costs from continuing operations decreased by 61.6% from RMB8.0 million for the six months ended June 30, 2024 to RMB3.1 million for the corresponding period in 2025, primarily due to the decrease in average loan balance. Loss from Continuing Operations Before Income Tax As a result of the foregoing, our loss from continuing operations before income tax decreased by 0.5% to RMB83.3 million for the six months ended June 30, 2025 from RMB83.8 million for the corresponding period of 2024. Income Tax (Expense)/Benefit from Continuing Operations Our income tax expense from continuing operations was RMB2.4 million for the six months ended June 30, 2025, compared to an income tax benefit of RMB2.3 million for the corresponding period of 2024. The change was primarily due to the increase in adjustment of current income tax for prior periods after annual tax filing. Loss from Continuing Operations for the Period As a result of the foregoing, our loss from continuing operations increased to RMB85.7 million for the six months ended June 30, 2025 from RMB81.5 million for the corresponding period of 2024.

14 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 15 Management Discussion and Analysis (Loss)/Profit from Continuing and Discontinued Operations for the Period As a result of the foregoing, our loss from continuing and discontinued operations was RMB85.7 million for the six months ended June 30, 2025, compared to a profit of RMB128.0 million for the corresponding period of 2024. Cash Flow Data For the six months ended June 30, 2025, our net cash used in operating activities was RMB209.8 million, net cash used in investing activities was RMB1,333.4 million primarily due to our payments for financial assets at fair value through profit or loss, and net cash used in financing activities was RMB15.6 million primarily due to lease payments and payments for restricted cash. For the corresponding period of 2024, our net cash used in operating activities was RMB298.0 million, net cash generated from investing activities was RMB480.3 million and net cash used in financing activities was RMB129.8 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by, our profitability. Liquidity and Capital Resources For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position. Our principal sources of liquidity have been cash and cash equivalents, redeemable wealth management products, borrowings and cash generated from financing activities. As of June 30, 2025, we had cash and cash equivalents of RMB385.0 million (December 31, 2024: RMB1,947.9 million), restricted cash and time deposits over three months of RMB794.1 million (December 31, 2024: RMB51.9 million) and financial assets at fair value through profit or loss of RMB1,082.6 million (December 31, 2024: RMB455.0 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps and business guarantees. Borrowings As of June 30, 2025, we had short-term borrowings of RMB20.7 million (December 31, 2024: RMB19.2 million) which bore fixed interest rate. We had credit facilities primarily with one Chinese banks in the aggregate of committed credit of RMB30.0 million. The weighted average annual interest rate under our outstanding borrowings based on nominal interest rate was 4.9% (December 31, 2024: 4.9%). None of our credit facilities contain a material financial covenant. Pledge of Assets As of June 30, 2025, among our restricted cash, RMB17.2 million were pledged for currency swaps, and RMB17.1 million were pledged for business guarantees. Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

16 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 17 Management Discussion and Analysis Gearing Ratio As of June 30, 2025, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 2.0% (as of December 31, 2024: 1.7%). Significant Investments The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments during the six months ended June 30, 2025. Material Acquisitions and Disposals Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2025. Future Plans for Material Investments or Capital Assets We did not have detailed future plans for significant investments or capital assets as at June 30, 2025. Contingent Liabilities We had no material contingent liabilities as of June 30, 2025. Capital Expenditures and Capital Commitment Our capital expenditures were RMB3.8 million for the six months ended June 30, 2025, as compared to RMB14.7 million for the corresponding period in 2024. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at June 30, 2025, we had no capital commitment (as of December 31, 2024: Nil). Risk Management Currency risk Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates.

16 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 17 Management Discussion and Analysis We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of the exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items. Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency. Interest rate risk Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. We are exposed to interest rate risk primarily in relation to deposits and short-term borrowings. We generally assume borrowings to fund working capital requirements, and the risk is managed by us by matching the terms of interest rates of deposits and short-term borrowings. Employees and Remuneration As of June 30, 2025, we had a total of 1,981 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of June 30, 2025: Function As of June 30, 2025 Research and Development 1,276 Business Operations 234 Sales and Marketing 320 General Administration 151 Total 1,981 For the six months ended June 30, 2025, our employee benefit expenses from continuing operations amounted to RMB426.2 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility. We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time.

18 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 19 Corporate Governance and Other Information INTERESTS AND/OR SHORT POSITIONS OF THE DIRECTORS AND CHIEF EXECUTIVE OF THE COMPANY IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS As at June 30, 2025, so far as is known to the directors of the Company (the “Directors”), the interests and/or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong (“SFO”)) which were (i) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or (ii) required to be entered into the register required to be kept by the Company pursuant to Section 352 of the SFO, or (iii) otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix C3 to the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) were as follows: Interest in shares or underlying shares of the Company Name of Director Capacity/Nature of interest Number of shares or underlying shares Approximate percentage of shareholding interest (1) Mr. Wenwei Dou Interest in controlled corporation(2) 385,077,588 32.91% Ms. Wenjun Wang Interest in controlled corporation(2) 385,077,588 32.91% Notes: (1) The calculation is based on the total number of 1,169,980,653 issued shares of the Company (“Shares”) as at June 30, 2025. (2) Rong Chang (as defined below) is held by Mr. Wenwei Dou and Ms. Wenjun Wang, two of the non-executive Directors, as to 50% each as nominee shareholders for the benefit of certain senior employees of Ping An (as defined below) and its subsidiaries or associates. Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong (as defined below) on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As such, under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in an aggregate of 385,077,588 Shares held or controlled by Rong Chang. Save as disclosed above, as at June 30, 2025, so far as is known to the Directors, none of the Directors and chief executive of the Company had or were deemed to have any interest and/or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Company under Divisions 7 and 8 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Corporate Governance and Other Information

INTERESTS AND/OR SHORT POSITIONS OF THE SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at June 30, 2025, so far as is known to the Directors, the interests and/or short positions of persons (other than the Directors and chief executive of the Company) in the shares or underlying shares of the Company (within the meaning of Part XV of the SFO) which were required to be notified to the Company under Divisions 2 and 3 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to section 336 of the SFO were as follows:

Name of shareholder	Capacity/Nature of interest	Number of shares or underlying shares	Approximate percentage of shareholding interest (1)
Rong Chang Limited ("**Rong Chang**") (2) (3)	Beneficial Interest	385,077,588	32.91%
Sen Rong Limited ("**Sen Rong**") (3) (4) (5)	Beneficial Interest	188,061,642	16.07%
Ping An Insurance (Group) Company of China, Ltd. ("**Ping An**") (5) (6)	Interest in controlled corporations	375,764,724	32.12%
Computershare Hong Kong Trustees Limited (the "**Trustee**") (7)	Trustee	77,009,867	6.58%

Notes:

(1) The calculation is based on the total number of 1,169,980,653 issued Shares as at June 30, 2025.

(2) As of June 30, 2025, Rong Chang was held by two of the non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An and its subsidiaries and associates. Under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in the Shares held or controlled by Rong Chang.

(3) Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.91% of the total issued capital of the Company as of June 30, 2025. Rong Chang and Sen Rong have further agreed that in the event either party is unable to exercise its rights as a shareholder due to applicable laws and regulations and the articles of association of the Company (including but not limited to the exercise of its voting rights on matters to be resolved by shareholders of the Company), such party shall notify the other party, and the other party shall not be required act in concert with such party on the relevant matter.

(4) As of June 30, 2025, Sen Rong was wholly-owned by Yi Chuan Jin Limited ("**Yi Chuan Jin**"), which was in turn held by Mr. Jie Li (李捷) and Ms. Liang Xu (許良) as to 50% each. Mr. Jie Li is the chief technology officer of our Company, and Ms. Liang Xu was previously the head of human resources department of our Company and is currently the general manager of the operation management department of Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司), a subsidiary of Ping An. Under the SFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong. In addition, pursuant to the Stock Incentive Plan and as of June 30, 2025, (a) Mr. Jie Li has been granted 824,758 performance share units, and is entitled to receive up to 267,300 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Mr. Jie Li is also entitled to 332,215 Shares held by the Trustee pursuant to the exercise of options granted, of which 35,850 Shares were pursuant to the exercise of options granted and 296,365 Shares were pursuant to the vesting of performance share units granted; and (b) Ms. Liang Xu is entitled to receive up to 39,270 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such award, and is also entitled to 51,450 Shares held by the Trustee pursuant to the exercise of options granted.

INTERIM REPORT 2025 | 19

20 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 21 Corporate Governance and Other Information (5) Pursuant to the amended and restated option agreement dated May 12, 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to Bo Yu Limited (“Bo Yu”) over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in our Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive events. (6) (i) Bo Yu, a wholly-owned subsidiary of An Ke Technology Company Limited, which was in turn wholly-owned by Ping An Financial Technology Consulting Co., Ltd. (深圳平安金融科技諮詢有限公司) (“Ping An Financial Technology”), a wholly-owned subsidiary of Ping An, directly held 353,077,356 Shares as of June 30, 2025; and (ii) China Ping An Insurance Overseas (Holdings) Limited (“Ping An Overseas”), a subsidiary of Ping An, directly held 22,687,368 Shares represented by 756,245.60 ADSs based on public filings and to the knowledge of the Company. Ping An is a company listed on the Stock Exchange (stock code: 2318) and the Shanghai Stock Exchange (stock code: 601318). Ping An may further, through Bo Yu, indirectly receive up to 188,061,642 ordinary shares upon Bo Yu’s exercise of options under the Amended and Restated Option Agreement. Under the SFO, each of An Ke Technology Company Limited and Ping An Financial Technology are deemed to be interested in the Shares held by Bo Yu, and Ping An is deemed to be interested in the aggregate of Shares held by Bo Yu and Ping An Overseas. (7) The Shares are held on trust for grantees under the Stock Incentive Plan of the Company. Save as disclosed above, as at June 30, 2025, so far as is known to the Directors, no person (not being a Director or chief executive of the Company) had or was deemed to have any interest and/or short position in the shares or underlying shares of the Company which was required to be notified under Divisions 2 and 3 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to section 336 of the SFO. STOCK INCENTIVE PLAN The following is a summary of the principal terms of the stock incentive plan adopted in November 2017 (which was amended from time to time) (the “Stock Incentive Plan”). The Stock Incentive Plan permits the award of options, performance share units (“PSUs”) or other share-based awards to eligible participants. The Stock Incentive Plan will not be funded by any allotment of new shares under any general mandates or specific mandates. For further details of the Stock Incentive Plan, please refer to “Statutory and General information – D. Stock Incentive Plan” in Appendix III of the listing document of the Company published on June 28, 2022. 1. Purpose The purpose of the Stock Incentive Plan is to attract and retain the best available personnel to promote long-term sustainable development of the Group, maximize shareholder value, and to achieve to a win-win outcome for the Company, the shareholders of the Company (the “Shareholders”) and the employees. 2. Participants The Group’s employees or any other individual as determined by the plan administrator, in its sole discretion, is eligible to participate in the Stock Incentive Plan.

20 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 21 Corporate Governance and Other Information 3. Total number of shares available Pursuant to the Listing Rules, the total number of Shares which may be issued and/or transferred upon the vesting or exercise of all options that may be granted pursuant to the Stock Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed 10% of the total number of Shares in issue immediately upon the listing (the “Listing”) of the Shares on the Stock Exchange (the “Plan Limit”), being 116,998,065 Shares. As of the date of this interim report, none of the Plan Limit has been utilized. Any share awards in the form of options that were granted prior to the Listing under the Stock Incentive Plan will not be counted for the purpose of the Plan Limit. The total number of Shares to be issued and/or transferred upon exercise of all outstanding options under the Stock Incentive Plan and all other share award schemes of the Company granted and yet to be exercised shall not exceed 30% of the total number of Shares in issue from time to time. Notwithstanding the foregoing, the Compensation and Nomination Committee of the board of directors of the Company (the “Board”) has resolved that only existing Shares in issue shall however be used in settlement of awards which have been exercised or vested (as appropriate) in accordance with the terms of the Stock Incentive Plan. The Stock Incentive Plan will not be funded by any allotment of new shares under any general mandates or specific mandates. 4. Maximum entitlement of each participant Unless approved by the Shareholders in general meeting, the total number of Shares issued and/or transferred, and to be issued and/or transferred upon, the vesting or exercise of the options granted to each grantee (including both exercised, cancelled and outstanding options) in any twelve (12)-month period shall not exceed 1% of the Shares in issue. 5. Period to exercise option The exercise period of the options granted shall commence from the date on which the relevant options become vested and ending on the expiry date which shall be ten years from the grant date, subject to the terms of the Stock Incentive Plan and the share option agreement signed by the grantee. 6. Vesting period Except as otherwise approved by the Board and subject to forfeiture and arrangement on termination of employment or service, awards granted will be vested in four years and up to 25% of the awards will become vested in any given year, provided that the vesting of PSUs shall be further subject to the termination of the lock-up period of the initial public offering of the Shares on the NYSE. The first vesting date shall be the first anniversary date of the grant date (or the next day if there is no anniversary date). The number of awards vested each year is subject to adjustment based on a performance index each year. For the first three vestings, any unvested portion of awards due to adjustment of the performance index can be, and can only be, carried over to the next vesting. For the fourth vesting, any unvested portion due to adjustment of the performance index will be forfeited. In addition, awards that can be vested in a year will be forfeited if certain performance index is not met. 7. Amount payable upon acceptance No consideration is required to be paid for the grant of options or other awards.

22 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 23 Corporate Governance and Other Information 8. Basis for determining exercise price of options granted or the purchase price of shares awarded The administrator of the Stock Incentive Plan shall determine the exercise price of options granted, which for options granted since the Listing, shall not be lower than the higher of the following: (i) the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet on the grant date; or (ii) the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheets for the five business days immediately preceding the grant date. 9. Remaining life of the Stock Incentive Plan Unless terminated earlier, the Stock Incentive Plan shall be valid and effective for a period of ten years commencing on the date of adoption of the Stock Incentive Plan, after which period no further options shall be granted. All awards granted that are outstanding on the tenth anniversary of the effective date of the Stock Incentive Plan shall remain in force according to the terms of the Stock Incentive Plan and the applicable share option agreement. Before the expiration of the validity period of the Stock Incentive Plan, it may be extended accordingly with the approval of the Board. COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE The Company aims to achieve high standards of corporate governance which are crucial to its development and safeguard the interests of its Shareholders. The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) contained in Appendix C1 to the Listing Rules. The Board is of the view that the Company has complied with all applicable code provisions of the Corporate Governance Code during the six months ended June 30, 2025, save for code provisions C.2.1 and C.6.2 of the Corporate Governance Code. Code provision C.2.1 of the Corporate Governance Code states that the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company has appointed Mr. Dangyang Chen as both the chairman of the Board and the chief executive of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole.

22 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 23 Corporate Governance and Other Information Code provision C.6.2 of the Corporate Governance Code states a board meeting should be held to discuss the appointment of the company secretary and the matter should be dealt with by a physical board meeting rather than a written resolution. Mr. Tsz Fung Chan resigned as the company secretary with effect from April 11, 2025. Mr. Lin Rubo (“Mr. Lin”) and Ms. Chan Yuen Mui (“Ms. Chan”) have been appointed as the joint company secretaries of the Company (the “Joint Company Secretaries” and each a “Joint Company Secretary”) with effect from April 11, 2025. For further details of the change of company secretary, please refer to the announcement published by the Company on April 11, 2025. The appointment of Mr. Lin and Ms. Chan as the Joint Company Secretaries was dealt with by a written resolution of the Board. Mr. Lin has served as the chief financial officer of the Company since August 2024 and Ms. Chan has over 15 years of experience in corporate secretarial and commercial administration fields and serves as the Manager, Entity Solutions of Computershare Hong Kong Investor Services Limited. The Board is fully aware of the qualifications and experience of Mr. Lin and Ms. Chan without any dissenting opinion, and as such it was considered that a physical board meeting was not necessary for approving the said appointment. COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors of the Company, all Directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code during the six months ended June 30, 2025. CHANGE IN DIRECTORS’ INFORMATION There are no other changes in the Directors’ biographical details which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

24 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 25 Corporate Governance and Other Information OTHER INFORMATION Purchase, Sale or Redemption of the Company’s Listed Securities Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange during the six months ended June 30, 2025. Fundraising Activities (i) Listing on the NYSE In December 2019, the Company completed an initial public offering and was listed on the NYSE (the “Listing on the NYSE”). The Company issued and sold an aggregate of 31,200,000 ADSs (excluding ADSs offered in the exercise of the over-allotment option), representing 93,600,000 Shares at a public offering price of US$10.0 per ADS. In January 2020, the underwriters for the initial public offering partially exercised their over-allotment options to purchase an addition of 3,520,000 ADSs. The net proceeds received by the Company totalled approximately US$311.0 million. The intended purposes for such net proceeds was set out in the prospectus filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2019 as follows, assuming no exercise of any over-allotment option: • approximately 33% for enhancement of platform and technology capabilities; • approximately 12% for international expansion and strategic investments; • approximately 8% for sales and marketing activities to enhance the Company’s brand and acquire customers; and • approximately 47% for general corporate purposes. (ii) Net Proceeds from the Follow-on Offering In August 2020, the Company completed a follow-on public offering on the NYSE (the “Follow-on Offering”) of 20,700,000 ADSs (included the exercise in full of the underwriters’ option to purchase additional ADSs), representing an aggregate of 62,100,000 Shares at a price of US$18.0 per ADS. The net proceeds raised was approximately US$372.6 million, after deducting underwriting discounts and commissions and before deducting the offering expenses payable by the Company. The intended purposes for such net proceeds was set out in the prospectus filed with the SEC on August 14, 2020 as follows, assuming no exercise of any over-allotment option: • approximately 42% for enhancement of platform and technology capabilities; • approximately 21% for international expansion and strategic investments; and • approximately 36% for general corporate purposes.

24 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 25 Corporate Governance and Other Information As of December 31, 2024, approximately (i) RMB589.4 million (US$83.0 million) for enhancement of its platform and technology capabilities; (ii) RMB139.2 million (US$19.6 million) for international expansion and strategic investments; and (iii) RMB1,706.0 million (US$240.3 million) for general corporate purposes including sales and marketing activities to enhance the Company’s brand and acquire customers. No net proceeds were utilized during the year ended December 31, 2024. The remaining net proceeds of approximately RMB1,974.3 million have been brought forward. For the six months ended June 30, 2025, approximately RMB184.9 million of the net proceeds was used for the intended purposes as disclosed in the prospectuses filed with the SEC. The Company plans to utilize the remaining net proceeds from the Listing on the NYSE and the Follow-on Offering in accordance with the intended purposes within the next eight to nine years, depending on actual business needs and based on information currently available to the Company. Audit Committee The Company has established an audit committee comprising of three members, being Mr. Tianruo Pu (as the chairperson), Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The audit committee has reviewed the Group’s unaudited condensed consolidated financial information for the six months ended June 30, 2025. In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial information for the six months ended June 30, 2025 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Interim Dividend The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2025. Safe Harbor Statement This report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its associates, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of

26 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 PB Corporate Governance and Other Information its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this report is as of the date of this report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

PB ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 27 Report on Review of Interim Financial Information To the Board of Directors of OneConnect Financial Technology Co., Ltd. (incorporated in the Cayman Islands with limited liability) Introduction We have reviewed the interim financial information set out on pages 28 to 78, which comprises the interim condensed consolidated balance sheet of OneConnect Financial Technology Co., Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2025 and the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”. PricewaterhouseCoopers Certified Public Accountants Hong Kong, August 21, 2025

28 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 29 Interim condensed consolidated statement of comprehensive income Six months ended June 30, 2025 2024 Note RMB’000 RMB’000 (Unaudited) (Unaudited) Continuing operations Revenue 5 801,157 1,415,769 Cost of revenue 6 (591,996) (889,987) Gross profit 209,161 525,782 Research and development expenses 6 (116,986) (399,640) Selling and marketing expenses 6 (92,202) (92,568) General and administrative expenses 6 (106,883) (146,027) Net impairment losses on financial and contract assets (13,857) (23,233) Other income, gains or loss – net 7 15,076 30,184 Operating loss (105,691) (105,502) Finance income 8 25,415 29,686 Finance costs 8 (3,069) (7,988) Finance income – net 8 22,346 21,698 Loss before income tax (83,345) (83,804) Income tax (expense)/benefit 9 (2,368) 2,346 Loss from continuing operations (85,713) (81,458) Discontinued operations Profit from discontinued operations (attributable to owners of the Company) 13 – 209,499 (Loss)/profit for the period (85,713) 128,041 (Loss)/profit attributable to: – Owners of the Company (78,495) 139,014 – Non-controlling interests (7,218) (10,973) (85,713) 128,041 (Loss)/profit attributable to owners of the Company arises from: – Continuing operations (78,495) (70,485) – Discontinued operations – 209,499 (78,495) 139,014

28 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 29 Interim condensed consolidated statement of comprehensive income Six months ended June 30, 2025 2024 Note RMB’000 RMB’000 (Unaudited) (Unaudited) Other comprehensive (loss)/income, net of tax Items that may be subsequently reclassified to profit or loss – Foreign currency translation differences of continuing operations 579 (2,645) – Exchange differences on translation of discontinued operations 13 – 177 – Ch anges in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations 13 – 6,056 – Disposal of subsidiaries 13 – 18,237 Items that will not be subsequently reclassified to profit or loss – Foreign currency translation differences (7,105) 13,808 Other comprehensive (loss)/income for the period, net of tax (6,526) 35,633 Total comprehensive (loss)/income for the period (92,239) 163,674 Total comprehensive (loss)/income for the period attributable to: – Owners of the Company (85,021) 174,647 – Non-controlling interests (7,218) (10,973) (92,239) 163,674 Loss per share for loss from continuing operations attributable to owners of the Company (expressed in RMB per share) – Basic and diluted 10 (0.07) (0.06) Loss per ADS for loss from continuing operations attributable to owners of the Company (expressed in RMB per share) – Basic and diluted 10 (2.16) (1.94) (Loss) /earnings per share for (loss)/profit attributable to owners of the Company (expressed in RMB per share) – Basic and diluted 10 (0.07) 0.13 (Loss)/earnings per ADS for (loss)/profit attributable to owners of the Company (expressed in RMB per share) – Basic and diluted 10 (2.16) 3.83 The accompanying notes are an integral part of this condensed consolidated interim financial information.

30 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 31 Interim condensed consolidated balance sheet As at June 30, As at December 31, 2025 2024 Note RMB’000 RMB’000 (Unaudited) ASSETS Non-current assets Property and equipment 11 45,209 43,895 Intangible assets 12 182,559 195,636 Deferred tax assets 313,805 313,805 Restricted cash and time deposits over three months 20 7,833 – Prepayments and other receivables 18 8,826 6,506 Trade receivables 17 10,221 10,106 Total non-current assets 568,453 569,948 Current assets Trade receivables 17 549,558 496,429 Contract assets 5 66,683 63,420 Prepayments and other receivables 18 281,036 342,221 Financial assets measured at fair value through profit or loss 19 1,082,608 455,016 Derivative financial assets 27 – 40,356 Restricted cash and time deposits over three months 20 794,101 51,940 Cash and cash equivalents 21 385,031 1,947,922 Total current assets 3,159,017 3,397,304 Total assets 3,727,470 3,967,252 EQUITY AND LIABILITIES Equity Share capital 22 78 78 Shares held for share incentive scheme 24 (145,032) (149,544) Other reserves 23 11,026,407 11,041,209 Accumulated losses (8,411,786) (8,333,291) Equity attributable to equity owners of the Company 2,469,667 2,558,452 Non-controlling interests (61,727) (54,509) Total equity 2,407,940 2,503,943

30 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 31 Interim condensed consolidated balance sheet As at June 30, As at December 31, 2025 2024 Note RMB’000 RMB’000 (Unaudited) LIABILITIES Non-current liabilities Trade and other payables 25 14,291 10,670 Contract liabilities 13,090 12,946 Total non-current liabilities 27,381 23,616 Current liabilities Trade and other payables 25 913,319 993,842 Payroll and welfare payables 235,794 311,190 Contract liabilities 118,489 115,501 Short-term borrowings 26 20,658 19,160 Derivative financial liabilities 27 3,889 – Total current liabilities 1,292,149 1,439,693 Total liabilities 1,319,530 1,463,309 Total equity and liabilities 3,727,470 3,967,252 The interim financial information on pages 28 to 78 were approved by the Board of Directors on 21 August, 2025 and were signed on its behalf. Dangyang Chen Wenjun Wang Rubo Lin Chairman and Chief Executive Officer Director Chief Financial Officer

Interim condensed consolidated statement of changes in equity

		Attributable to owners of the Company						
(Unaudited)	*Note*	Share capital RMB'000	Shares held for share incentive scheme RMB'000	Other reserves RMB'000	Accumulated losses RMB'000	Total RMB'000	Non-controlling interest RMB'000	Total equity RMB'000
As at January 1, 2025		78	(149,544)	11,041,209	(8,333,291)	2,558,452	(54,509)	2,503,943
Loss for the period		–	–	–	(78,495)	(78,495)	(7,218)	(85,713)
Other comprehensive income, net of tax								
– Foreign currency translation differences of continuing operations	*23*	–	–	(6,526)	–	(6,526)	–	(6,526)
Total comprehensive income for the period		–	–	(6,526)	(78,495)	(85,021)	(7,218)	(92,239)
Transactions with equity holders:								
Share-based payments:								
– Value of employee services and Business cooperation arrangements	*24*	–	–	(3,966)	–	(3,966)	–	(3,966)
– Vesting of shares under Restricted Share Unit Scheme		–	4,325	(4,325)	–	–	–	–
– Exercise of shares under Share Option Scheme		–	187	15	–	202	–	202
Total transactions with equity holders at their capacity as equity holders for the period		–	4,512	(8,276)	–	(3,764)	–	(3,764)
As at June 30, 2025		78	(145,032)	11,026,407	(8,411,786)	2,469,667	(61,727)	2,407,940

32 | ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

32 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 33 Interim condensed consolidated statement of changes in equity Attributable to owners of the Company Share capital Shares held for share incentive scheme Other reserves Accumulated losses Total Non-controlling interest Total equity (Unaudited) Note RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 As at January 1, 2024 78 (149,544) 10,989,851 (7,873,614) 2,966,771 (18,979) 2,947,792 Profit for the period – – – 139,014 139,014 (10,973) 128,041 Other comprehensive income, net of tax – Foreign currency translation differences 13, 23 – – 11,340 – 11,340 – 11,340 – Fa ir value changes on financial assets measured at fair value through other comprehensive income 13, 23 – – 6,056 – 6,056 – 6,056 – Disposal of subsidiaries 13, 23 – – 18,237 – 18,237 – 18,237 Total comprehensive income for the period – – 35,633 139,014 174,647 (10,973) 163,674 Transactions with equity holders: Share-based payments: – Va lue of employee services and Business cooperation arrangements 24 – – 2,205 – 2,205 – 2,205 To tal transactions with equity holders at their capacity as equity holders for the period – – 2,205 – 2,205 – 2,205 As at June 30, 2024 78 (149,544) 11,027,689 (7,734,600) 3,143,623 (29,952) 3,113,671 The accompanying notes are an integral part of this condensed consolidated interim financial information.

34 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 PB Interim condensed consolidated statement of cash flows Six months ended June 30, 2025 2024 Note RMB’000 RMB’000 (Unaudited) (Unaudited) Cash flows from operating activities Cash used in operations (205,866) (292,837) Income tax paid (3,933) (5,156) Net cash used in operating activities (209,799) (297,993) Cash flows from investing activities Payments for property and equipment (3,537) (3,774) Payments for intangible assets (222) (14,361) Pa yments for financial assets measured at fair value through other comprehensive income – (1,326,461) Payments for financial assets measured at fair value through profit or loss (1,223,532) (498,770) Payments of restricted cash and time deposits over three months, net (753,173) (410,078) Proceeds for settlement of derivatives 40,667 – Proceeds from sales of property and equipment 189 306 Proceeds from disposal of subsidiaries-net 13 – 723,171 Pr oceeds from sales of financial assets measured at fair value through profit or loss 544,099 786,436 Pr oceeds from sales of financial assets measured at fair value through other comprehensive income – 1,217,277 In terest received on financial assets measured at fair value through profit or loss 62,120 6,552 Net cash (used in)/generated from investing activities (1,333,389) 480,298 Cash flows from financing activities Proceeds from exercise of shares under share incentive scheme 26 – Payments for lease liabilities (12,869) (16,031) Payments for restricted cash (2,715) – Repayments of short-term borrowings – (110,000) Interest paid – (3,761) Net cash used in financing activities (15,558) (129,792) Net (decrease)/increase in cash and cash equivalents (1,558,746) 52,513 Cash and cash equivalents at beginning of period 1,947,922 1,379,473 Effects of exchange rate changes on cash and cash equivalents (4,145) 6,900 Cash and cash equivalents at the end of period 385,031 1,438,886 The accompanying notes are an integral part of this condensed consolidated interim financial information.

PB ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 35 Notes to the condensed consolidated interim financial information 1 General information and basis of presentation 1.1 General information OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022. On November 30, 2022, the Company announced its plans to change the ratio of its American Depositary Share (“ADS”) to its ordinary shares (the “ADS Ratio”) from the current ADS Ratio of one ADS to three ordinary shares to a new ADS Ratio of one ADS to thirty ordinary shares. The change in the ADS Ratio became effective on December 12, 2022. For all the periods presented, basic and diluted loss per ADS have been revised assuming the change of ADS ratio from a ratio of one ADS to three ordinary share to a new Ratio of one ADSs to thirty ordinary shares occurred at the beginning of the earliest period presented. The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC. The condensed consolidated interim financial information comprises the condensed consolidated balance sheet as at June 30, 2025, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes (the “Interim Financial Information”). The Interim Financial Information are presented in Renminbi (“RMB”), unless otherwise stated. The Interim Financial Information have not been audited. 1.2 Basis of preparation and presentation This Interim Financial Information has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The Interim Financial Information does not include all the notes of the type normally included in an annual financial report. Accordingly, it is to be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as set out in the 2024 annual report of the Company dated on April 24, 2025 (the “Financial Statements”). These condensed interim financial information were approved for issue on 21 August, 2025.

36 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 37 Notes to the condensed consolidated interim financial information 2 Summary of significant accounting policies Except as described below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are generally consistent with those used in the Financial Statements in all material aspects, which have been prepared in accordance with IFRS under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, financial assets at fair value through profit or loss and derivative financial assets and liabilities, which are carried at fair value and subsequent changes are recognized in the statement of comprehensive income. Taxes on income for the interim period are accrued using the estimated tax rates that would be applicable to expected total annual assessable profit. (a) New and amended standards and interpretations adopted by the Group The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025: • Amendments to IAS 21 – Lack of Exchangeability The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods. (b) New standards and amendments to standards and interpretations not yet adopted Several new standards and amendments to standards and interpretations have been issued but not effective during the six months ended June 30, 2025 and have not been early adopted by the Group: Effective for annual periods beginning on or after Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments January 1, 2026 Annual improvements to IFRS – Volume 11 January 1, 2026 IFRS 18 – Presentation and Disclosures in Financial Statements January 1, 2027 IFRS 19 – Subsidiaries without Public Accountability: Disclosures January 1, 2027 The Group is in the process of assessing potential impact of the above new amendments that is relevant to the Group upon initial application. According to the preliminary assessment, the above new amendments, other than IFRS 18, are not expected to have any significant impact on the Group’s consolidated balance sheets and results of operations upon adopting the above new amendments. IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements. The Group is currently assessing the detailed implications of applying IFRS 18 on the Group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

36 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 37 Notes to the condensed consolidated interim financial information 2 Summary of significant accounting policies (continued) (b) New standards and amendments to standards and interpretations not yet adopted (continued) • Although the adoption of IFRS 18 will have no impact on the Group’s net profit, the Group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the Group has performed, the following items might potentially impact operating profit: o Foreign exchange differences currently aggregated in the line item ‘other income, gains or loss – net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit. o IFRS 18 has specific requirements on the category in which derivative gains or losses are recognized – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the Group currently recognizes gains or losses in operating profit, there might be a change to where these gains or losses are recognized, and the Group is currently evaluating the need for change. • The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the Group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position. • The Group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/ disaggregation principles. In addition, there will be significant new disclosures required for: o management-defined performance measures; o a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss – this break-down is only required for certain nature expenses; and o for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1. • From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows. The Group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information will be restated in accordance with IFRS 18.

38 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 39 Notes to the condensed consolidated interim financial information 3 Critical accounting estimates and judgments The preparation of the Interim Financial Information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing the Interim Financial Information, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied to the Financial Statements. 4 Management of financial risk The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Interim Financial Information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Financial Statements. There were no changes in any material risk management policies during the six months ended June 30, 2025. The Group manages liquidity risk by maintaining adequate cash and cash equivalents and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believes that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next 12 months from June 30, 2025. 4.1 Capital management The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term. The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk was low as at June 30, 2025. 4.2 Fair value estimation Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. When an active market exists, such as an authorized securities exchange, the market value is the best reflection of the fair values of financial instruments. For financial instruments where there is no active market, fair value is determined using valuation techniques. The Group’s financial assets measured at fair value mainly include financial assets measured at fair value through profit or loss and financial assets measured at fair value through other comprehensive income.

38 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 39 Notes to the condensed consolidated interim financial information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Determination of fair value and fair value hierarchy All assets and liabilities for which fair value is measured or disclosed in the historical financial information are categorized within the fair value hierarchies. The fair value hierarchy categorizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The levels of the fair value hierarchy are as follows: (a) Fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities (“Level 1”); (b) Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (“Level 2”); and (c) Fair value is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs) (“Level 3”). The level of fair value calculation is determined by the lowest level input that is significant in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value. For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. The fair values of the investments in wealth management products (“WMPs”), which mainly include openended treasury management investments, were determined based on the prices and exchange rates on the balance sheet date quoted by the respective issuers of the WMPs and derivative products, respectively. The inputs used for the fair value measurement of WMPs issued by financial intuitions only include the prices quoted by the issuers which can be observed in open markets as they are quoted to public on daily basis, but they do not meet the quoted prices within Level 1 as the WMPs are not actively traded. For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measurement within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques. To determine the fair value of loans and advances to customers from Virtual Bank, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rate estimates for similar loans. The fair value of loans reflects uncertainty in expectations about future defaults at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the period they are expected to be recovered.

40 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 41 Notes to the condensed consolidated interim financial information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities: As at June 30, 2025 Level 1 Level 2 Level 3 Total (Unaudited) RMB’000 RMB’000 RMB’000 RMB’000 Financial assets Financial assets measured at fair value through profit or loss (Note 19) – 1,082,608 – 1,082,608 Financial assets measured at fair value through other comprehensive income (Note 15) – – – – Financial liabilities Derivative financial liabilities (Note 27) – 3,889 – 3,889 As at December 31, 2024 Level 1 Level 2 Level 3 Total RMB’000 RMB’000 RMB’000 RMB’000 Financial assets Financial assets measured at fair value through profit or loss (Note 19) – 455,016 – 455,016 Financial assets measured at fair value through other comprehensive income (Note 15) – – – – Derivative financial assets (Note 27) – 40,356 – 40,356 For the six months ended June 30, 2025 and year ended December 31, 2024, there were no transfers among different levels of fair values measurement.

40 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 41 Notes to the condensed consolidated interim financial information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) Movements of Level 3 financial instruments measured at fair value are as follows: Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Beginning of the period – 1,906,189 Additions, net – 213,666 Gain recognised in other comprehensive income – 6,122 Losses recognised in other gain – (10,881) Disposal – (2,111,892) End of the period – 3,204

42 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 43 Notes to the condensed consolidated interim financial information 5 Segment information and revenue 5.1 Description of segments and principal activities Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers (“CODM”), who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, they review the Group’s internal reporting in order to assess performance, allocate resources, and determine the operating segments based on these reports. There was one reporting segment of the Group for the six months ended June 30, 2025, Technology Solutions; as well there were and two reporting segments of the Group for the six months ended June 30, 2024, Technology Solutions and Virtual Bank Business. On April 2, 2024, the Virtual Bank Business segment was disposed of and reported as discontinued operations (Note 13). As the Group’s revenues are substantially earned and expenses are substantially incurred in the PRC, no geographical segments are presented. Six months ended June 30, 2025 Continuing operations 2024 Continuing operations Technology Solutions Technology Solutions (Unaudited) RMB’000 RMB’000 Revenue 801,157 1,415,769 Cost of revenue (591,996) (889,987) Gross profit 209,161 525,782 Operating loss (105,691) (105,502) Other segment information Depreciation of property and equipment 17,846 29,325 Amortization of intangible assets 12,702 29,777 The above disclosures have taken into intersegment eliminations and adjustments. The reconciliation from operating loss to loss before income tax during the six months ended June 30, 2025 and 2024 is shown in the condensed consolidated statement of comprehensive income.

42 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 43 Notes to the condensed consolidated interim financial information 5 Segment information and revenue (continued) 5.2 Revenue (a) Disaggregation of revenue from contracts with customers Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Continuing operations Technology Solutions Implementation 291,417 326,086 Transaction based and support revenue – Operation support services 309,517 265,391 – Business origination services 9,942 22,775 – Risk management services 105,785 126,514 – Cloud services platform (i) 2,349 607,416 – Post-implementation support services 38,842 29,348 – Others 43,305 38,239 801,157 1,415,769

44 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 45 Notes to the condensed consolidated interim financial information 5 Segment information and revenue (continued) 5.2 Revenue (continued) (a) Disaggregation of revenue from contracts with customers (continued) (i) Revenue from cloud services platform decreased primarily due to the decision of the Group to gradually discontinue the operation of cloud services from July 2024 onwards given subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. (the “Ping An Group”) ceased to utilize relevant services. Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below: (Unaudited) At a point in time Over time Total RMB’000 RMB’000 RMB’000 Six months ended June 30, 2025 Implementation 7,421 283,996 291,417 Transaction based and support revenue – Operation support services 94,923 214,594 309,517 – Business origination services 9,942 – 9,942 – Risk management services 105,785 – 105,785 – Cloud services platform – 2,349 2,349 – Post-implementation support services – 38,842 38,842 – Others 43,305 – 43,305 261,376 539,781 801,157

44 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 45 Notes to the condensed consolidated interim financial information 5 Segment information and revenue (continued) 5.2 Revenue (continued) (a) Disaggregation of revenue from contracts with customers (continued) (Unaudited) At a point in time Over time Total RMB’000 RMB’000 RMB’000 Six months ended June 30, 2024 Implementation 15,665 310,421 326,086 Transaction based and support revenue – Operation support services 56,263 209,128 265,391 – Business origination services 22,775 – 22,775 – Risk management services 126,514 – 126,514 – Cloud services platform – 607,416 607,416 – Post-implementation support services – 29,348 29,348 – Others 38,239 – 38,239 259,456 1,156,313 1,415,769 During the six months ended June 30, 2025 and 2024, the Group mainly operated in PRC and most of the revenue were generated in PRC.

46 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 47 Notes to the condensed consolidated interim financial information 5 Segment information and revenue (continued) 5.2 Revenue (continued) (b) Contract assets The Group has recognized the following revenue-related contract assets: As at June 30, As at December 31, 2025 2024 RMB’000 RMB’000 (Unaudited) Contract assets – Implementation 110,936 113,986 – Transaction based and support 5,480 11,856 – Operation support services 981 6,905 – Post implementation support services 4,499 4,951 116,416 125,842 Less: Impairment loss allowance – Implementation (46,715) (57,910) – Transaction based and support (3,018) (4,512) – Operation support services (579) (2,201) – Post implementation support services (2,439) (2,311) (49,733) (62,422) 66,683 63,420

46 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 47 Notes to the condensed consolidated interim financial information 6 Expenses by nature Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Continuing operations Technology service fees 289,092 793,319 Employee benefit expenses (a) 426,184 507,967 Outsourcing labor costs 42,065 45,643 Purchase costs of products 38,518 30,953 Amortization of intangible assets (Note 12) 12,702 29,777 Depreciation of property and equipment (Note 11) 17,846 29,325 Travelling expenses 12,071 21,751 Marketing and advertising fees 12,621 13,029 Professional service fees 12,279 9,072 Customer acquisition cost 9,421 7,727 Others 35,268 39,659 Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses 908,067 1,528,222 Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Continuing operations Research and development costs – Employee benefit expenses 78,452 118,049 – Technology service fees 34,945 286,971 – Amortization of intangible assets 55 67 – Depreciation of property and equipment 1,164 1,797 – Others 2,592 3,103 Amounts incurred 117,208 409,987 Less: capitalized (222) (10,347) 116,986 399,640

48 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 49 Notes to the condensed consolidated interim financial information 6 Expenses by nature (continued) (a) Employee benefit expenses are as follows: Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Continuing operations Wages and salaries 314,566 352,776 Welfare and other benefits 114,363 153,788 Share-based payments (Note 24) (2,745) 1,403 426,184 507,967 7 Other income, gains or loss – net Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Continuing operations Net foreign exchange income/(loss) 2,217 (4,906) Government grants and tax rebates 6,459 6,652 Net gain on financial assets measured at fair value through profit or loss 10,280 9,531 (Loss)/gain on modification of leases and disposal of property and equipment and intangible asset (29) 2,727 Net (loss)/gain on derivatives (3,510) 14,462 Others (341) 1,718 15,076 30,184

48 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 49 Notes to the condensed consolidated interim financial information 8 Finance income – net Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Continuing operations Finance income Interest income on bank deposits 25,415 29,686 Finance costs Interest expense on borrowings (1,498) (6,153) Interest expense on lease liabilities (Note 16(b)) (600) (1,472) Bank charges (971) (363) (3,069) (7,988) 22,346 21,698 9 Income tax (expense)/benefit The income tax (expense)/benefit of the Group for the six months ended June 30, 2025 and 2024 are analyzed as follows: Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Continuing operations Current income tax (2,368) 665 Deferred income tax – 1,681 Income tax (expense)/benefit (2,368) 2,346

50 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 51 Notes to the condensed consolidated interim financial information 9 Income tax (expense)/benefit (continued) (a) PRC Enterprise Income Tax (“EIT”) The income tax provision of the Group in respect of operations in Mainland China had been calculated at the tax rate of 25% for the six months ended June 30, 2025 and 2024, unless preferential tax rates were applicable. Certain subsidiaries of the Group in the mainland China were subject to “High and New Technology Enterprise”, whose preferential enterprise income tax rate is 15% for the six months ended June 30, 2025 and 2024. Moreover, certain subsidiaries of the Group were established in the Shenzhen Qianhai Shenzhen-Hong Kong Cooperation Zone and accordingly is entitled to a reduced income tax rate of 15% for the six months ended June 30, 2025 and 2024. In addition, certain mainland China subsidiaries of the Group were subject to “small and thin-profit enterprises” under the EIT Law, whose preferential income tax rate was 20% for the six months ended June 30, 2025 and 2024. (b) Cayman Islands Enterprise Income Tax The Company was not subject to any taxation in the Cayman Islands for the six months ended 30 June 2025 and 2024. (c) Hong Kong Profits Tax Hong Kong profits tax had been provided for at the rate of 16.5% on the estimated assessable profits for the six months ended June 30, 2025 and 2024. (d) Enterprise Income Tax in Other Jurisdictions Income tax on profit arising from other jurisdictions, including Singapore, Indonesia, Malaysia and United Arab Emirates, had been calculated on the estimated assessable profit for the six months ended 30 June 2025 and 2024 at the respective rates prevailing in the relevant jurisdictions, which were not higher than 25%. (e) PRC Withholding Tax (“WHT”) According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies. As at June 30, 2025 and 2024, the Group has deficits in retained earnings, so no withholding tax is provided.

50 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 51 Notes to the condensed consolidated interim financial information 10 (Loss)/earnings per share The calculations of basic and diluted (loss)/earnings per share are based on: Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Loss from continuing operations as presented in the statement of comprehensive income (85,713) (81,458) Less: loss from continuing operations attributable to non-controlling interests 7,218 10,973 Loss from continuing operations attributable to owners of the Company (78,495) (70,485) (Loss)/profit from discontinued operations – 209,499 (Loss)/profit attributable to owners of the Company used in calculating basic and diluted (loss)/earnings per share (78,495) 139,014 Weighted average number of ordinary shares in issue (in’000 shares) 1,091,369 1,089,589

52 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 53 Notes to the condensed consolidated interim financial information 10 (Loss)/earnings per share (continued) Six months ended June 30, 2025 2024 (Unaudited) (Unaudited) Loss per share for loss from continuing operations attributable to owners of the Company – Basic loss per share (RMB) (0.07) (0.06) – Diluted loss per share (RMB) (0.07) (0.06) – Basic loss per ADS (RMB)(Note) (2.16) (1.94) – Diluted loss per ADS (RMB)(Note) (2.16) (1.94) Earnings per share for profit from discontinued operations attributable to owners of the Company – Basic earnings per share (RMB) – 0.19 – Diluted earnings per share (RMB) – 0.19 – Basic earnings per ADS (RMB)(Note) – 5.77 – Diluted earnings per ADS (RMB)(Note) – 5.77 (Loss)/earnings per share for (loss)/profit attributable to owners of the Company – Basic (loss)/earnings per share (RMB) (0.07) 0.13 – Diluted (loss)/earnings per share (RMB) (0.07) 0.13 – Basic (loss)/earnings per ADS (RMB)(Note) (2.16) 3.83 – Diluted (loss)/earnings per ADS (RMB)(Note) (2.16) 3.83 Note: One ADS represented thirty ordinary shares of the Company. Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the six months ended June 30, 2025 and 2024. Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of (loss)/earnings per share, the issued and outstanding number of ordinary shares as at June 30, 2025 and 2024, taking into account the shares held for share incentive scheme purpose, were 1,091,369,026 shares and 1,089,589,125 shares, respectively. The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme (Note 24) for six months ended June 30, 2025 and 2024 have been excluded from the computation of diluted (loss)/earnings per share. Accordingly, dilutive (loss)/earnings per share for the six months ended June 30, 2025 and 2024 were the same as basic (loss)/earnings per share for the period.

52 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 53 Notes to the condensed consolidated interim financial information 11 Property and equipment Office and telecommunication equipment Right-of-use properties Leasehold improvements Total (Unaudited) RMB’000 RMB’000 RMB’000 RMB’000 Six months ended June 30, 2025 Opening net book amount 14,798 23,706 5,391 43,895 Additions 3,537 16,006 – 19,543 Disposals, net (200) (139) – (339) Depreciation charge (3,283) (12,147) (2,416) (17,846) Exchange difference (17) (5) (22) (44) Closing net book amount 14,835 27,421 2,953 45,209 As at June 30, 2025 Cost 94,512 213,312 122,360 430,184 Accumulated depreciation (77,064) (187,280) (118,743) (383,087) Exchange difference (2,613) 1,389 (664) (1,888) Net book amount 14,835 27,421 2,953 45,209 Office and telecommunication equipment Right-of-use properties Leasehold improvements Total (Unaudited) RMB’000 RMB’000 RMB’000 RMB’000 Six months ended June 30, 2024 Opening net book amount 25,246 48,572 11,258 85,076 Additions 271 51,334 3,124 54,729 Disposal of subsidiaries (1,623) (5,777) – (7,400) Disposals, net (832) (35,434) – (36,266) Depreciation charge (5,572) (18,248) (6,517) (30,337) Exchange difference 4 8 18 30 Closing net book amount 17,494 40,455 7,883 65,832 As at June 30, 2024 Cost 99,300 286,956 121,508 507,764 Accumulated depreciation (79,196) (247,868) (112,958) (440,022) Exchange difference (2,610) 1,367 (667) (1,910) Net book amount 17,494 40,455 7,883 65,832

54 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 55 Notes to the condensed consolidated interim financial information 11 Property and equipment (continued) During the different periods, the approximate depreciation which were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses were as follows: Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Continuing operations – Cost of revenue 2,159 2,208 – Research and development expenses 1,164 1,797 – Selling and marketing expenses 489 692 – General and administrative expenses 14,034 24,628 17,846 29,325 Discontinued operations – 1,012 17,846 30,337 Depreciation of office and telecommunication equipment is allocated to different functional expenses based on usage of equipment by different functional divisions. Right-of-use properties and leasehold improvement are primarily related to business office buildings leased by the Group and used as corporate headquarters. For leased business office buildings which are for general and administrative use, the depreciation of the related right-of-use properties and leasehold improvement is charged to general and administrative expense.

54 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 55 Notes to the condensed consolidated interim financial information 12 Intangible assets Application and platform Contributed by Ping An Group Developed internally Acquired Purchased Software Development costs in progress Goodwill Business license Others Total (Unaudited) RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 Six months ended June 30, 2025 Opening net book amount – 23,757 – 2,613 5,864 157,260 6,142 – 195,636 Additions – – – – 222 – – – 222 Transfer – 5,734 – – (5,734) – – – – Impairment – (380) – – – – – – (380) Amortization – (5,439) – (2,203) – – (5,060) – (12,702) Exchange differences – (217) – – – – – – (217) Closing net book amount – 23,455 – 410 352 157,260 1,082 – 182,559 As at June 30, 2025 Cost 690,910 652,379 61,078 133,506 352 157,260 155,492 80,263 1,931,240 Accumulated amortization (690,910) (635,348) (61,078) (133,213) – – (154,410) (80,263) (1,755,222) Exchange differences – 6,424 – 117 – – – – 6,541 Net book amount – 23,455 – 410 352 157,260 1,082 – 182,559 Application and platform Contributed by Ping An Group Developed internally Acquired Purchased Software Development costs in progress Goodwill Business license Others Total (Unaudited) RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 Six months ended June 30, 2024 Opening net book amount – 128,860 – 7,229 16,001 289,161 30,120 – 471,371 Additions – – – 602 13,759 – – – 14,361 Transfer – 5,422 – – (5,422) – – – – Impairment – (258) – – – – – – (258) Disposal of subsidiaries – (94,028) – (1,934) (13,102) – – – (109,064) Amortization – (17,916) – (2,663) – – (15,453) – (36,032) Exchange differences – 42 – 7 56 – – – 105 Closing net book amount – 22,122 – 3,241 11,292 289,161 14,667 – 340,483 As at June 30, 2024 Cost 690,910 636,973 61,078 133,506 10,428 289,161 155,492 80,263 2,057,811 Accumulated amortization (690,910) (621,097) (61,078) (130,382) – – (140,825) (80,263) (1,724,555) Exchange differences – 6,246 – 117 864 – – – 7,227 Net book amount – 22,122 – 3,241 11,292 289,161 14,667 – 340,483

Notes to the condensed consolidated interim financial information

12 Intangible assets (continued)

During the six months ended June 30, 2025 and 2024, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows:

	Six months ended June 30,	
	2025	2024
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Continuing operations		
– Cost of revenue	12,565	29,228
– Research and development expenses	55	67
– General and administrative expenses	82	482
	12,702	29,777
Discontinued operations	–	6,255
	12,702	36,032

13 Discontinued operations

On November 13, 2023, the Company entered into the Share purchase Agreement with Lufax Holding Ltd (the Purchaser, "Lufax"), pursuant to which the Company conditionally agreed to sell, and the Purchaser conditionally agreed to acquire Ping An OneConnect Bank (Hong Kong) Limited ("OneConnect Bank") through transferring the entire issued share capital of the Jin Yi Tong Limited (the "Disposal Company", a company indirectly holds 100% of the issued share capital of OneConnect Bank through its 100% owned subsidiary Jin Yi Rong Limited) at a consideration of HK$933,000,000 in cash, subject to the terms and conditions of the Share Purchase Agreement. The transaction was approved by shareholders of the Company through an extraordinary general meeting held on January 16, 2024 and was completed on April 2, 2024. Upon closing, the Company ceased to hold any interest in the Disposal Company. Accordingly, the Disposal Company, Jin Yi Rong Limited and OneConnect Bank and any company that is directly or indirectly controlled by OneConnect Bank (the "Disposal Group") ceased to be subsidiaries of the Company and was no longer be consolidated into the consolidated financial statements of the Group. The Disposal Group was reported as discontinued operations. Financial information relating to the discontinued operations for the period to the date of disposal is set out below.

(a) Financial performance and cash flow information

The financial performance and cash flow information presented are for the period from January 1, 2024 to the date of disposal (2024 column).

56 | ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

56 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 57 Notes to the condensed consolidated interim financial information 13 Discontinued operations (continued) (a) Financial performance and cash flow information (continued) 2024 RMB’000 Revenue 44,295 Cost of revenue (38,404) Expenses (46,549) Net impairment losses on financial and contract assets (10,856) Other income, gains or loss – net 956 Finance costs – net (80) Loss after income tax of discontinued operations (50,638) Gain on sale of subsidiaries after income tax (see (b) below) 260,137 Profit from discontinued operations 209,499 Exchange differences on translation of discontinued operations 177 Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations 6,056 Disposal of subsidiaries 18,237 Total comprehensive income from discontinued operations 233,969 Net cash used in operating activities (3,286) Net cash used in investing activities (112,210) Net cash used in financing activities (1,417) Net decrease in cash and cash equivalents (116,913)

58 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 59 Notes to the condensed consolidated interim financial information 13 Discontinued operations (continued) (b) Details of the sale of the Disposal Group 2024 RMB’000 (Unaudited) Cash consideration received, less transaction cost paid 839,087 Less: Cash and bank balances disposed of (115,916) Net cash inflow from disposal 723,171 Cash consideration received, less transaction cost paid 839,087 Less: carrying amount of net assets sold (560,713) Gain on sale before income tax and reclassification reserve 278,374 Reclassification of foreign currency translation reserve (30,180) Reclassification of fair value change reserve 11,943 Income tax expense on gain – Gain on sale after income tax 260,137

58 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 59 Notes to the condensed consolidated interim financial information 14 Financial instruments by category The Group holds the following financial instruments: As at June 30, As at December 31, 2025 2024 Note RMB’000 RMB’000 (Unaudited) Financial assets Financial assets measured at amortized cost – Trade receivables 17 559,779 506,535 – Pr epayments and other receivables (excluding non-financial asset items) 18 142,143 159,601 – Restricted cash and time deposits over three months 20 801,934 51,940 – Cash and cash equivalents 21 385,031 1,947,922 Financial assets measured at fair value through other comprehensive income (FVOCI) 15 – – Financial assets measured at fair value through profit or loss (FVPL) 19 1,082,608 455,016 Derivative financial assets (held at FVPL) 27 – 40,356 Total 2,971,495 3,161,370 Financial liabilities Liabilities at amortized cost – Tr ade and other payables (excluding non-financial liability items) 25 908,697 695,059 – Short-term borrowings 26 20,658 19,160 Derivative financial liabilities (held at FVPL) 27 3,889 – Total 933,244 714,219

60 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 61 Notes to the condensed consolidated interim financial information 15 Financial assets measured at fair value through other comprehensive income As at June 30, As at December 31, 2025 2024 RMB’000 RMB’000 (Unaudited) Equity securities (Note (a)) – – Less: Non-current financial asset measured at fair value through other comprehensive income – – – – (a) On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算 中心股份有限公司) at a consideration of RMB5,000,000. The fair value change of the equity interest was recognized in other comprehensive income. 16 Leases (a) Amounts recognized in the consolidated balance sheet As at June 30, As at December 31, 2025 2024 RMB’000 RMB’000 (Unaudited) Right-of-use assets (Note 11) – Properties 27,421 23,706 Lease liabilities (Note 25) – Non-current 14,291 10,670 – Current 13,709 13,735 28,000 24,405

60 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 61 Notes to the condensed consolidated interim financial information 16 Leases (continued) (b) Amounts recognized in the consolidated statement of comprehensive income Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Depreciation charge of right-of-use assets – Continuing operations (Note 11) 12,147 17,431 – Discontinued operations – 817 12,147 18,248 Interest expenses – Continuing operations (Note 8) 600 1,472 – Discontinued operations – 80 600 1,552 Total 12,747 19,800 The total cash outflow for leases for the six months ended June 30, 2025 and 2024 were RMB13,563,000 and RMB17,805,000 respectively. Expenses recognized in relation to short-term leases for the six months ended June 30, 2025 and 2024 amounted to RMB694,000 and to RMB1,774,000 respectively.

62 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 63 Notes to the condensed consolidated interim financial information 17 Trade receivables As at June 30, As at December 31, 2025 2024 RMB’000 RMB’000 (Unaudited) Trade receivables 635,261 582,068 Less: impairment loss allowance (75,482) (75,533) 559,779 506,535 Less: non-current portion of trade receivables (10,221) (10,106) 549,558 496,429 Trade receivables and their aging analysis, based on recognition date, are as follows: As at June 30, As at December 31, 2025 2024 RMB’000 RMB’000 (Unaudited) Up to 1 year 534,520 510,135 1 to 2 years 67,391 35,830 2 to 3 years 22,746 20,069 Above 3 years 10,604 16,034 635,261 582,068

62 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 63 Notes to the condensed consolidated interim financial information 18 Prepayments and other receivables As at June 30, As at December 31, 2025 2024 RMB’000 RMB’000 (Unaudited) Deposit receivable* 86,199 127,732 Value-added-tax deductible 104,292 152,930 Advance to suppliers 35,945 29,055 Advance to staffs 7,482 10,680 Others 62,704 35,090 Less: impairment loss allowance (6,760) (6,760) 289,862 348,727 Less: Non-current portion of other receivables (8,826) (6,506) 281,036 342,221 * Deposit receivable mainly represents deposit paid to related parties and other suppliers according to the contract terms and receivable within one year.

64 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 65 Notes to the condensed consolidated interim financial information 19 Financial assets measured at fair value through profit or loss As at June 30, As at December 31, 2025 2024 RMB’000 RMB’000 (Unaudited) Wealth management products 1,082,608 455,016 As at June 30, 2025 and December 31, 2024, out of the wealth management products which the Group invested in, RMB1,076,836,000 and RMB260,860,000 were managed by subsidiaries of Ping An Group which are redeemable upon request by the holders, respectively. 20 Restricted cash and time deposits over three months As at June 30, As at December 31, 2025 2024 RMB’000 RMB’000 (Unaudited) Restricted bank deposits 34,256 40,960 Accrued interests 10,680 442 Time deposits with initial terms over three months 756,998 10,538 801,934 51,940 Le ss: Non-current portion of restricted cash and time deposits over three months (7,833) – 794,101 51,940 Restricted cash balances were those held in bank accounts subject to certain restriction according to agreement with certain parties and regulatory restrictions.

64 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 65 Notes to the condensed consolidated interim financial information 21 Cash and cash equivalents As at June 30, As at December 31, 2025 2024 RMB’000 RMB’000 (Unaudited) Cash on hand – 12 Cash at banks 385,031 1,947,910 385,031 1,947,922 22 Share capital Number of shares USD Authorized Ordinary shares of USD0.00001 at June 30, 2025 and December 31, 2024 5,000,000,000 50,000 Issued Number of shares USD Equivalent to RMB Ordinary shares of USD0.00001 on June 30, 2025, December 31, 2024 and June 30, 2024 1,169,980,653 11,700 78,008

Notes to the condensed consolidated interim financial information

23 Other reserves

(Unaudited)	Recapitalization reserve RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Foreign currency translation differences RMB'000	Others RMB'000	Total RMB'000
As at January 1, 2025	1,200,000	9,627,159	225,258	225,978	(237,186)	11,041,209
– Foreign currency translation differences	–	–	–	(6,526)	–	(6,526)
Share-based payments:						
– Value of employee services and Business cooperation arrangements (Note 24)	–	–	(3,966)	–	–	(3,966)
– Vesting of shares under Restricted Share Unit Scheme	–	–	(4,325)	–	–	(4,325)
– Exercise of shares under Share Option Scheme	–	–	15	–	–	15
As at June 30, 2025	1,200,000	9,627,159	216,982	219,452	(237,186)	11,026,407

(Unaudited)	Recapitalization reserve RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Foreign currency translation differences RMB'000	Others RMB'000	Total RMB'000
As at January 1, 2024	1,200,000	9,627,159	224,100	166,687	(228,095)	10,989,851
– Foreign currency translation differences	–	–	–	11,340	–	11,340
– Fair value changes on financial assets measured at fair value through other comprehensive income	–	–	–	–	6,056	6,056
– Disposal of subsidiaries	–	–	–	30,180	(11,943)	18,237
Share-based payments:						
– Value of services (Note 24)	–	–	2,205	–	–	2,205
As at June 30, 2024	1,200,000	9,627,159	226,305	208,207	(233,982)	11,027,689

66 | ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

66 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 67 Notes to the condensed consolidated interim financial information 24 Share-based payments For the purpose of establishing the Group’s share incentive scheme, a special purpose vehicle was set up in 2017 to indirectly hold ordinary shares of the Company. As the Company has the power to govern the relevant activities of the special purpose vehicle and can derive benefits from the services to be rendered by the grantees, the directors of the Company consider that it is appropriate to consolidate the special purpose vehicle. In September 2020, the Company purchased at par value of the 66,171,600 ordinary shares indirectly held by the special purpose vehicle and deposited these shares to the depositary of its ADS program. The aggregate consideration of RMB88,280,000 for 66,171,600 shares had been recognized as “shares held for share incentive scheme” before the respective shares were effectively transferred to grantees under share incentive scheme. This payment of RMB88,280,000 has been settled in December 2023. On November 7, 2017, equity-settled share-based compensation plan (“the Share Option Scheme”) was set up with the objective to recognize and reward the contribution of eligible directors, employees and other persons (collectively, the “Grantees”) for the growth and developments of the Group. On September 10, 2019, the Board of Directors of the Company approved to amend and restate the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares to grant to the Grantees (“the Restricted Share Units Scheme”). The 66,171,600 shares reserved for the share incentive scheme comprise the options previously granted under the Share Option Scheme and the remaining shares for grant under the Restricted Share Units Scheme. Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date. In 2022, the Company approved the increase of the number of ordinary shares available for award grant purpose under its share incentive scheme by 35,099,420. As such, the total number of ordinary shares which may be issued under the share incentive scheme is 101,271,020 shares. In 2022, the Board of Directors of the Company approved a new share repurchase program in which the Company may purchase its own ADSs for award grant purpose. For the year ended December 31, 2022, the Company repurchased 8.02 million ADSs for a total cost of RMB74,992,000.

68 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 69 Notes to the condensed consolidated interim financial information 24 Share-based payments (continued) Share-based compensation expenses for the six months ended June 30, 2025 and 2024 were allocated as follows: Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Continuing operations – Cost of revenue (573) 562 – Research and development expenses (273) 292 – Selling and marketing expenses (383) 183 – General and administrative expenses (2,737) 1,022 (3,966) 2,059 Discontinued operations – 146 (3,966) 2,205 Continuing operations – Value of employee’s services (Note 6) (2,745) 1,403 – Value of business cooperation arrangements (1,221) 656 (3,966) 2,059 Discontinued operations – 146 (3,966) 2,205 (a) Share Option Scheme Subject to the Grantee continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the service conditions and performance conditions prescribed in the grantee agreement. The exercisable period of options starts no earlier than 12 months after the Company successfully completes an initial public offering and the Company’s shares get listed in the stock exchange (“IPO and Listing”) and no later than 10 years from the grant date. The vesting date is determined by the Board of Directors of the Company.

68 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 69 Notes to the condensed consolidated interim financial information 24 Share-based payments (continued) (a) Share Option Scheme (continued) Movements in the number of share options granted to employees are as follows: Number of share options Six months ended June 30, 2025 2024 (Unaudited) (Unaudited) At beginning of period 6,830,110 8,141,810 Exercised 139,950 – Forfeited (769,140) (833,510) At end of period 6,200,920 7,308,300 For the outstanding share options, the weighted-average exercise price was RMB14.19 and RMB16.28 per share, respectively, as of June 30, 2025 and 2024, respectively. Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices. Number of share options Grant Year Expiry Year Exercise price Fair value of options As at June 30, 2025 As at December 31, 2024 (Unaudited) 2017 2027 RMB1.33 RMB0.62 677,550 831,690 2017 2027 RMB2.00 RMB0.52 4,003,080 4,139,400 2018 2028 RMB52.00 RMB26.00 1,316,640 1,418,520 2019 2029 RMB52.00 RMB23.42 203,650 440,500 6,200,920 6,830,110 The Company has used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.

70 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 71 Notes to the condensed consolidated interim financial information 24 Share-based payments (continued) (a) Share Option Scheme (continued) Based on fair value of the underlying ordinary share, the Company has used Binomial option-pricing model to determine the fair value of the share option as at the grant date. Key assumptions are set as below: 2017 2018 2019 Discount rate 24.0% 17.0% 17.0% Risk-free interest rate 4.0% 4.0% 3.0% Volatility 52.0% 51.0% 46.0% Dividend yield 0.0% 0.0% 0.0% The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its ordinary shares at the respective dates of grant based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date. (b) Restricted Share Units Scheme Subject to the Grantee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and performance conditions prescribed in the grantee agreement. Movements in the number of restricted share units granted to employees are as follows: Number of restricted share units Six months ended June 30, 2025 2024 (Unaudited) (Unaudited) At beginning of period 23,129,137 30,526,123 Granted 200,000 – Vested 3,241,753 – Forfeited (10,613,535) (3,465,592) At end of period 15,957,355 27,060,531

70 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 71 Notes to the condensed consolidated interim financial information 24 Share-based payments (continued) (b) Restricted Share Units Scheme (continued) Restricted share units outstanding at the balance sheet dates have the following expiry dates and fair value prices. Number of restricted share units Grant Year Expiry Year Fair value of restricted share units As at June 30, 2025 As at December 31, 2024 RMB (Unaudited) 09/10/2019 09/10/2029 35.22 – 158,807 01/01/2020 01/01/2030 16.18 6,942 11,502 04/01/2020 04/01/2030 16.98 25,041 42,505 07/01/2020 07/01/2030 38.67 905 1,500 06/01/2021 06/01/2031 13.69 60,752 125,030 06/01/2021 06/01/2031 14.31 5,697 7,500 06/01/2021 06/01/2031 14.93 – 37,500 07/01/2021 07/01/2031 15.16 66,356 99,001 09/01/2021 09/01/2031 5.53 1,680,910 2,721,253 10/01/2021 10/01/2031 5.25 43,997 67,501 10/01/2021 10/01/2031 4.68 2,186,768 3,239,591 01/02/2022 01/02/2032 2.40 61,515 96,421 01/02/2022 01/02/2032 2.41 929,171 1,740,001 01/02/2022 01/02/2032 3.29 68,003 432,265 01/02/2022 01/02/2032 2.64 116,553 165,760 04/02/2022 04/02/2032 1.78 9,055 40,000 07/02/2022 07/02/2032 2.72 16,037 25,000 10/02/2022 10/02/2032 0.98 64,149 80,000 12/16/2022 12/16/2032 0.81 9,593,004 12,965,500 01/02/2023 01/02/2033 0.71 62,500 62,500 12/16/2024 12/16/2034 0.39 760,000 760,000 12/16/2024 12/16/2034 0.44 – 250,000 01/02/2025 01/02/2035 0.44 200,000 – 15,957,355 23,129,137

72 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 73 Notes to the condensed consolidated interim financial information 24 Share-based payments (continued) (b) Restricted Share Units Scheme (continued) Based on fair value of the underlying ordinary share, the Company has used the Monte Carlo model to determine the fair value of the restricted share units as at the grant date. The model inputs for restricted share units granted during the six months ended June 30, 2025 and 2024 included: Six months ended June 30, 2025 2024 (Unaudited) (Unaudited) Risk-free interest rate 1.28% * Volatility 61.70% * Dividend yield 0.00% * * Not applicable, as no restricted share units were granted during the six months ended June 30, 2024. The Monte Carlo model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury Bond Yield Curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the restricted share units. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar US public companies for a period equal to the expected life preceding the grant date. The fair value is recognised as an expense over the relevant service period, which is the vesting period of the restricted share units.

72 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 73 Notes to the condensed consolidated interim financial information 25 Trade and other payables As at June 30, As at December 31, 2025 2024 RMB’000 RMB’000 (Unaudited) Trade payables (i) Due to related parties (Note 29(d)) 15,198 7,492 Due to third parties 82,167 83,194 97,365 90,686 Other payables Redemption liability (ii) 232,951 232,951 Accrued expenses 205,036 218,942 Security deposits 28,377 32,262 Lease liabilities (Note 16(a)) 28,000 24,405 Income and other tax payables 18,913 21,605 Amounts due to related parties (Note 29(d)) 156,046 234,828 Others 160,922 148,833 927,610 1,004,512 Less: non-current portion of trade and other payables Lease liabilities (14,291) (10,670) 913,319 993,842 (i) As at June 30, 2025 and December 31, 2024, based on recognition date, the aging of the trade payables are mainly within 1 year. (ii) The Group wrote a put option on the equity in Vantage Point Technology pursuant to the relevant transaction documents entered into with certain non-controlling shareholders of Vantage Point Technology, which provides each of such non-controlling shareholders with the right to require the Group to purchase the equity interest subject to the terms and conditions of the put option. A financial liability (redemption liability) of RMB183,569,000 was initially recognized on the acquisition date to account for the put option and other reserve of the same amount were debited accordingly. The redemption liability was subsequently measured at amortized cost. As at June 30, 2025, the redemption liability of RMB232,951,000 was estimated based on the estimation of matters relating to the terms and conditions of the put option which is in the process of renegotiation as of the date of this report.

74 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 75 Notes to the condensed consolidated interim financial information 26 Short-term borrowings As at June 30, As at December 31, 2025 2024 RMB’000 RMB’000 (Unaudited) Unsecured 20,658 19,160 The weighted average interest rate of short-term borrowings based on nominal interest rate was 4.90% and 4.90% per annum as at June 30, 2025 and December 31, 2024, respectively. 27 Derivative financial assets and liabilities As at June 30, As at December 31, 2025 2024 Nominal amount Fair value Nominal amount Fair value RMB’000 RMB’000 (Unaudited) Foreign exchange swaps – – – – Currency forwards – – 386,542 40,356 Derivative financial assets – – 386,542 40,356 Foreign exchange swaps – – – – Currency forwards 369,700 3,889 – – Derivative financial liabilities 369,700 3,889 – –

74 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 75 Notes to the condensed consolidated interim financial information 28 Dividends No dividends were paid or declared by the Company for the six months ended June 30, 2025 and 2024. 29 Related party transactions The following significant transactions were carried out between the Group and its related parties during the six months ended June 30, 2025 and 2024. (a) Names and relationships with related parties The following companies are related parties of the Group that had balances and/or transactions with the Group during the six months ended June 30, 2025 and 2024. Name of related parties Relationship with the Group Sen Rong Limited (“Sen Rong”) (i) A shareholder that has significant influence over the Group Rong Chang Limited (“Rong Chang”) (i) A shareholder that has significant influence over the Group Bo Yu Limited (“Bo Yu”) A shareholder that has significant influence over the Group Ping An Group Ultimate parent company of Bo Yu Subsidiaries of Ping An Group (ii) Controlled by Ping An Group (i) Sen Rong and Rong Chang has entered into an acting-in-concert agreement in 2020 and an amended and restarted agreement in 2021. As a result, Rong Chang and Sen Rong as a concert group had significant influence over the Group. (ii) Lufax and its subsidiaries became subsidiaries of Ping An Group on July 30, 2024 with their financial results consolidated into Ping An Group’s consolidated financial statements. As a result, Lufax and it’s subsidiaries have become related parties of the Group since July 30, 2024.

76 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 77 Notes to the condensed consolidated interim financial information 29 Related party transactions (continued) (b) Key management personnel compensations Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below: Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Wages and salaries 2,374 6,030 Welfare and other benefits 347 183 Share-based payments (1,132) 949 1,589 7,162 (c) Significant transactions with related parties Six months ended June 30, 2025 2024 RMB’000 RMB’000 (Unaudited) (Unaudited) Revenue Ping An Group and its subsidiaries 384,046 822,880 Purchase of services Ping An Group and its subsidiaries 121,248 704,051 Net gain from wealth management products consolidated by related parties Ping An Group and its subsidiaries 52 5,884 Net gain on derivatives Ping An Group and its subsidiaries 663 14,462 Interest income on bank deposits Ping An Group and its subsidiaries 7,119 12,554 Addition in right-of-use assets Ping An Group and its subsidiaries 15,852 46,793

76 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 77 Notes to the condensed consolidated interim financial information 29 Related party transactions (continued) (d) Significant balances with related parties As at June 30, As at December 31, 2025 2024 RMB’000 RMB’000 (Unaudited) Trade receivables Ping An Group and its subsidiaries (i) 252,235 179,019 Contract assets Ping An Group and its subsidiaries 8,125 11,582 Prepayment and other receivables Ping An Group and its subsidiaries 84,142 114,778 Cash and cash equivalents, restricted cash and and time deposits over three months Ping An Group and its subsidiaries 587,235 192,604 Trade and other payables – due to related parties Ping An Group and its subsidiaries (i) 171,244 242,320 Trade and other payables – lease liabilities Ping An Group and its subsidiaries 19,656 13,762 Contract liabilities Ping An Group and its subsidiaries 6,215 13,271 Financial assets measured at fair value through profit or loss Ping An Group and its subsidiaries – 230,724 Derivative financial assets Ping An Group and its subsidiaries – 39,812 (i) The balances with related parties were unsecured, interest-free and repayable on demand.

78 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. INTERIM REPORT 2025 PB Notes to the condensed consolidated interim financial information 30 The Group’s maximum exposure to unconsolidated structured entities The Group has determined that all of assets management products managed by the Group and its investments in WMPs, which are not controlled by the Group, are unconsolidated structured entities. The Group invests in WMPs for treasury management purposes. The following table shows the Group’s maximum exposure to the unconsolidated structured entities which represents the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure is contingent in nature and approximates the sum of direct investments made by the Group. The direct investments made by the Group are classified as FVPL. The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below: Unconsolidated structured entities 30 June 2025 Size Carrying amount The Group’s maximum exposure Interest held by the Group RMB’000 RMB’000 RMB’000 Wealth management products managed by related parties Note (a) 1,076,836 1,076,836 Investment income Wealth management products managed by third parties Note (b) 5,772 5,772 Investment income Unconsolidated structured entities 31 December 2024 Size Carrying amount The Group’s maximum exposure Interest held by the Group RMB’000 RMB’000 RMB’000 Wealth management products managed by related parties Note (a) 260,860 260,860 Investment income Wealth management products managed by third parties Note (b) 194,156 194,156 Investment income (a) The wealth management products are sponsored by related financial institutions, including Ping An Group. The information related to size of these structured entities were not publicly available. The carrying amount is recorded in FVPL. (b) The wealth management product is sponsored by third party and the information related to size of the structured entity was not publicly available. The carrying amount is recorded in FVPL. 31 Contingencies The Group did not have any material contingent liabilities as at June 30, 2025 and December 31, 2024.